EXHIBIT 99.1

Brookfield Business Partners Reports Third Quarter 2020 Results

BROOKFIELD, NEWS, Nov. 03, 2020 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) (“Brookfield Business Partners”) announced today financial results for the quarter ended September 30, 2020.

“The resilience of our overall business served us well over the last few months with virtually all our operations recovered from the economic shutdown," said Cyrus Madon, CEO of Brookfield Business Partners. “During the quarter we progressed several initiatives to build value in our business and we remain well positioned to generate strong growth of intrinsic value per unit."

	.	Three Months Ended September 30,		Nine Months Ended September 30,
US$ millions (except per unit amounts), unaudited		2020	2019	2020	2019
Net income (loss) attributable to unitholders[1]		$(19)	$24	$(254)	$193
Net income (loss) per limited partnership unit[2]		$(0.12)	$0.16	$(1.69)	$1.41

Company EBITDA[1,3]		$381	$368	$961	$871

Company FFO[1,4]		$208	$219	$575	$859
Company FFO per unit[2]		$1.39	$1.46	$3.83	$6.31
Company FFO, excluding gain (loss) on acquisitions/ dispositions[1,4]		$208	$213	$533	$556
Company FFO, excluding gain (loss) on acquisitions/ dispositions per unit[2]		$1.39	$1.41	$3.55	$4.09

Brookfield Business Partners generated Company EBITDA of $381 million for the three months ended September 30, 2020 compared to $368 million for the three months ended September 30, 2019 reflecting increased EBITDA in our Business Services segment, partially offset by reduced contribution from our Industrials segment. For the three months ended September 30, 2020 Company FFO was $208 million ($1.39 per unit) compared to $213 million ($1.41 per unit) in the prior year on a comparable basis excluding the one-time benefit of a gain on the sale of industrial operations at BRK Ambiental within our Industrials segment last year.

Net loss attributable to unitholders for the three months ended September 30, 2020 was $19 million (loss of $0.12 per unit) compared to net income of $24 million ($0.16 per unit) in the prior year. Net loss in the current period includes provisions recorded during the quarter, partially offset by mark-to-market gains on financial assets, including public securities.

Operational Update

The following table presents Company EBITDA by segment:

	Three Months Ended September 30,		Nine Months Ended September 30,
US$ millions, unaudited	2020	2019	2020	2019
Business Services	$96	$64	$179	$170
Infrastructure Services	142	139	446	362
Industrials	166	189	409	404
Corporate and Other	(23)	(24)	(73)	(65)
Company EBITDA[1,3]	$381	$368	$961	$871

Our Business Services segment generated Company EBITDA of $96 million during the three months ended September 30, 2020, compared with $64 million in the same period in 2019. Results benefited from contributions by our mortgage insurance business which we acquired in 2019, partially offset by the impact of the economic shutdown on our fuel distribution and gaming operations.

Our Infrastructure Services segment generated Company EBITDA of $142 million during the three months ended September 30, 2020, compared to $139 million in the same period in 2019. Results benefited from the contribution of BrandSafway which we acquired in January 2020, offset by reduced contribution from Westinghouse compared to the prior year. Third quarter 2019 contribution from Westinghouse benefited from higher than normal margins in its new plant business as a result of a one-time reversal of reserves.

Our Industrials segment generated Company EBITDA of $166 million during the three months ended September 30, 2020 compared to $189 million in the same period in 2019. Increased contribution from Clarios compared to the prior year was more than offset by decreased contribution from GrafTech due to lower sales volumes and price. Prior year results also included contribution from our palladium producer which was sold in 2019.

The following table presents Company FFO by segment:

	Three Months Ended September 30,		Nine Months Ended September 30,
US$ millions (except per unit amounts), unaudited	2020	2019	2020	2019
Business Services	$62	$31	$143	$405
Infrastructure Services	78	95	269	251
Industrials	86	103	205	230
Corporate and Other	(18)	(10)	(42)	(27)
Company FFO[1,4]	$208	$219	$575	$859
Gain (loss) on acquisitions/dispositions, net	—	6	42	303
Company FFO, excluding gain (loss) on acquisitions/ dispositions[1,4]	208	213	533	556
Company FFO, excluding gain (loss) on acquisitions/ dispositions per unit[2]	$1.39	$1.41	$3.55	$4.09

Company FFO for the three months ended September 30, 2020 decreased to $208 million from $219 million in the same period in 2019. The decrease was a result of reduced contribution from certain of our operations within our Infrastructure Services and Industrials segments, partially offset by incremental contributions from recent acquisitions. Company FFO for the third quarter 2019 included an after-tax gain of $6 million recognized on sale of industrial assets at BRK Ambiental.

Liquidity

We ended the quarter with approximately $2.2 billion of liquidity at the corporate level including $348 million of cash and liquid securities and $1.9 billion of undrawn credit facilities.

Strategic Initiatives

  Sagen (formerly Genworth MI Canada)
  Subsequent to the end of the quarter, together with institutional partners, we reached a definitive agreement to acquire the 43% publicly held common shares in Sagen for an equity purchase price of approximately $1.2 billion. Brookfield Business Partners expects to fund approximately $460 million of the transaction which will increase our ownership interest in Sagen to approximately 40%. The transaction is subject to customary approvals and is expected to close in the first half of 2021.
  Unit Repurchase Program
  For the three and nine months ended September 30, 2020 we repurchased 416,935 and 977,426 of BBU units, respectively, under our normal course issuer bid (NCIB).

Distribution

The Board of Directors has declared a quarterly distribution in the amount of $0.0625 per unit, payable on December 31, 2020 to unitholders of record as at the close of business on November 30, 2020.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited consolidated financial statements contained herein.

Brookfield Business Partners’ Letter to Unitholders and the Supplemental Information are available at https://bbu.brookfield.com/reports-and-filings.

Notes:

  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.
  Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the three and nine months ended September 30, 2020 was 150 million and 150.2 million (2019: 150.4 million and 136.1 million).
  Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments, and other items. When determining Company EBITDA, we include our proportionate share of Company EBITDA of equity accounted investments. A reconciliation of net income to Company EBITDA is available on pages 8-11 of this release.
  Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. A reconciliation of net income to Company FFO is available on pages 8-11 of this release.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management, a leading global alternative asset manager with approximately $575 billion of assets under management. More information is available at www.brookfield.com.

Brookfield Business Partners is listed on the New York and Toronto stock exchanges. For more information, please visit our website at https://bbu.brookfield.com.

Please note that Brookfield Business Partners' previous audited annual and unaudited quarterly reports have been filed on SEDAR and Edgar, and are available at https://bbu.brookfield.com/reports-and-filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Claire Holland Tel: +1 (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Alan Fleming Tel: +1 (416) 645-2736 Email: alan.fleming@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Business Partners’ third quarter 2020 results as well as the Letter to Unitholders and Supplemental Information on our website under the Reports & Filings section at https://bbu.brookfield.com

The conference call can be accessed via webcast on November 3, 2020 at 11:00 a.m. Eastern Time at https://bbu.brookfield.com or via teleconference at +1 (866) 688-9431 toll free in the U.S. and Canada. For overseas calls please dial +1 (409) 216-0818, at approximately 10:50 a.m. Eastern Time. The Conference ID is 5990719. A recording of the conference call will be available until November 9, 2020 by dialing +1 (855) 859-2056 toll-free in the U.S. and Canada or +1 (404) 537-3406 for overseas calls (Conference ID 5990719). A replay of the webcast will be available at https://bbu.brookfield.com.

Cautionary Statement Regarding Forward-looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; including as a result of the recent novel coronavirus outbreak (“COVID-19”); the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes; hurricanes and pandemics/epidemics; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

In addition, our future results may be impacted by the government mandated economic restrictions resulting from the ongoing COVID-19 pandemic and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may negatively impact our revenues, affect our ability to identify and complete future transactions, impact our liquidity position and result in a decrease of cash flows and impairment losses and/or revaluations on our investments and assets, and therefore we may be unable to achieve our expected returns. See “Risks Associated with the COVID-19 Pandemic” in the “Risks and Uncertainties” section included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the third quarter ended September 30, 2020 to be made available.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Cautionary Statement Regarding the Use of Non-IFRS Measures

This news release contains references to Non-IFRS Measures. When determining Company FFO and Company EBITDA, we include our unitholders’ proportionate share of Company FFO and Company EBITDA for equity accounted investments. Company FFO and Company EBITDA are not generally accepted accounting measures under IFRS and therefore may differ from definitions used by other entities. We believe these metrics are useful supplemental measures that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. However, Company FFO and Company EBITDA should not be considered in isolation from, or as substitutes for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Brookfield Business Partners’ results include publicly held limited partnership units, redemption-exchange units, general partnership units and special limited partnership units. More detailed information on certain references made in this news release will be available in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the third quarter ended September 30, 2020.

Brookfield Business Partners L.P.
Consolidated Statements of Financial Position

	As at
US$ millions, unaudited	September 30, 2020		December 31, 2019

Assets
Cash and cash equivalents		$2,815		$1,986
Financial assets		7,794		6,243
Accounts and other receivable, net		5,083		5,631
Inventory and other assets		5,388		5,282
Property, plant and equipment		13,864		13,892
Deferred income tax assets		717		667
Intangible assets		10,681		11,559
Equity accounted investments		1,671		1,273
Goodwill		4,961		5,218
Total Assets		$52,974		$51,751

Liabilities and Equity
Liabilities
Corporate borrowings		$688		$ nil
Accounts payable and other		17,115		16,496
Non-recourse borrowings in subsidiaries of Brookfield Business Partners		23,241		22,399
Deferred income tax liabilities		1,597		1,803
		$42,641		$40,698
Equity
Limited partners	$1,725		$2,116
Non-Controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,361		1,676
Interest of others in operating subsidiaries	7,247		7,261
		10,333		11,053
Total Liabilities and Equity		$52,974		$51,751

Brookfield Business Partners L.P.
Consolidated Statements of Operating Results

US$ millions, unaudited	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019

Revenues	$10,070	$11,794	$27,586	$31,712
Direct operating costs	(8,722)	(10,389)	(23,908)	(28,358)
General and administrative expenses	(236)	(215)	(708)	(604)
Depreciation and amortization expense	(547)	(534)	(1,618)	(1,286)
Interest income (expense), net	(371)	(389)	(1,088)	(886)
Equity accounted income (loss), net	17	32	26	62
Impairment expense, net	(7)	—	(149)	(324)
Gain (loss) on acquisitions/dispositions, net	—	16	179	536
Other income (expense), net	(9)	(83)	(77)	(354)
Income (loss) before income tax	195	232	243	498
Income tax (expense) recovery
Current	(102)	(108)	(200)	(231)
Deferred	(8)	58	157	80
Net income (loss)	$85	$182	$200	$347
Attributable to:
Limited partners	$(10)	$13	$(136)	$100
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	(9)	11	(118)	93
Special Limited Partners	—	—	—	—
Interest of others in operating subsidiaries	$104	$158	$454	$154

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the three months ended September 30, 2020 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Revenues	$6,124	$1,058	$2,888	$—	$10,070
Direct operating costs	(5,724)	(774)	(2,219)	(5)	(8,722)
General and administrative expenses	(105)	(31)	(82)	(18)	(236)
Equity accounted Company EBITDA	3	45	36	—	84
Company EBITDA attributable to others	(202)	(156)	(457)	—	(815)
Company EBITDA[1,2,4]	96	142	166	(23)	381
Realized disposition gain, net	—	—	—	—	—
Other income (expense), net	(1)	(18)	2	—	(17)
Interest income (expense), net	(58)	(88)	(221)	(4)	(371)
Equity accounted current taxes and interest	(1)	(16)	(7)	—	(24)
Current income taxes	(46)	(4)	(61)	9	(102)
Company FFO attributable to others (net of Company EBITDA attributable to others)	72	62	207	—	341
Company FFO[1,3,4]	62	78	86	(18)	208
Depreciation and amortization expense					(547)
Impairment expense, net					(7)
Other income (expense), net					8
Deferred income taxes					(8)
Non-cash items attributable to equity accounted investments					(43)
Non-cash items attributable to others					370
Net income (loss) attributable to unitholders[4]					$(19)

Notes:

  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses Company FFO and Company EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
  Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments, and other items. When determining Company EBITDA, we include our proportionate share of Company EBITDA of equity accounted investments.
  Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the nine months ended September 30, 2020 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Revenues	$16,706	$3,348	$7,532	$—	$27,586
Direct operating costs	(15,745)	(2,373)	(5,780)	(10)	(23,908)
General and administrative expenses	(276)	(122)	(247)	(63)	(708)
Equity accounted Company EBITDA	18	122	79	—	219
Company EBITDA attributable to others	(524)	(529)	(1,175)	—	(2,228)
Company EBITDA[1,2,4]	179	446	409	(73)	961
Realized disposition gain, net	186	—	(7)	—	179
Other income (expense), net	8	(47)	3	—	(36)
Interest income (expense), net	(168)	(253)	(668)	1	(1,088)
Equity accounted current taxes and interest	(5)	(40)	(15)	—	(60)
Current income taxes	(98)	(10)	(122)	30	(200)
Company FFO attributable to others (net of Company EBITDA attributable to others)	41	173	605	—	819
Company FFO[1,3,4]	143	269	205	(42)	575
Depreciation and amortization expense					(1,618)
Impairment expense, net					(149)
Other income (expense), net					(41)
Deferred income taxes					157
Non-cash items attributable to equity accounted investments					(133)
Non-cash items attributable to others					955
Net income (loss) attributable to unitholders[4]					$(254)

Notes:

  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses Company FFO and Company EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
  Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments, and other items. When determining Company EBITDA, we include our proportionate share of Company EBITDA of equity accounted investments.
  Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the three months ended September 30, 2019 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Revenues	$7,427	$1,133	$3,234	$—	$11,794
Direct operating costs	(7,150)	(759)	(2,478)	(2)	(10,389)
General and administrative expenses	(93)	(29)	(71)	(22)	(215)
Equity accounted Company EBITDA	9	21	31	—	61
Company EBITDA attributable to others	(129)	(227)	(527)	—	(883)
Company EBITDA[1,2,4]	64	139	189	(24)	368
Realized disposition gain, net	—	—	17	(1)	16
Other income (expense), net	(2)	(17)	—	—	(19)
Interest income (expense), net	(65)	(93)	(240)	9	(389)
Equity accounted current taxes and interest	(2)	(5)	(7)	—	(14)
Current income taxes	(19)	(4)	(91)	6	(108)
Company FFO attributable to others (net of Company EBITDA attributable to others)	55	75	235	—	365
Company FFO[1,3,4]	31	95	103	(10)	219
Depreciation and amortization expense					(534)
Impairment expense, net					—
Other income (expense), net					(64)
Deferred income taxes					58
Non-cash items attributable to equity accounted investments					(15)
Non-cash items attributable to others					360
Net income (loss) attributable to unitholders[4]					$24

Notes:

  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses Company FFO and Company EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
  Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments, and other items. When determining Company EBITDA, we include our proportionate share of Company EBITDA of equity accounted investments.
  Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the nine months ended September 30, 2019 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Revenues	$21,707	$3,527	$6,478	$—	$31,712
Direct operating costs	(21,097)	(2,489)	(4,766)	(6)	(28,358)
General and administrative expenses	(227)	(104)	(214)	(59)	(604)
Equity accounted Company EBITDA	28	77	52	—	157
Company EBITDA attributable to others	(241)	(649)	(1,146)	—	(2,036)
Company EBITDA[1,2,4]	170	362	404	(65)	871
Realized disposition gain, net	522	—	15	(1)	536
Other income (expense), net	(2)	(17)	2	—	(17)
Interest income (expense), net	(123)	(291)	(495)	23	(886)
Equity accounted current taxes and interest	(5)	(13)	(11)	—	(29)
Current income taxes	(76)	5	(176)	16	(231)
Company FFO attributable to others (net of Company EBITDA attributable to others)	(81)	205	491	—	615
Company FFO[1,3,4]	405	251	230	(27)	859
Depreciation and amortization expense					(1,286)
Impairment expense, net					(324)
Other income (expense), net					(337)
Deferred income taxes					80
Non-cash items attributable to equity accounted investments					(66)
Non-cash items attributable to others					1,267
Net income (loss) attributable to unitholders[4]					$193

Notes:

  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses Company FFO and Company EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
  Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments, and other items. When determining Company EBITDA, we include our proportionate share of Company EBITDA of equity accounted investments.
  Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.